SembCorp Industries

07028468

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

19 November 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 03 2007
WASH. D.C.
210

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
DEC 07 2007
THOMSON FINANCIAL

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:/cestan/SgxnetAnn/SECltr

sembcorp

Co Regn No: 199802418D

SEMBCORP GAS EXECUTES HEADS OF AGREEMENT FOR NATURAL GAS SUPPLY

Singapore, November 17, 2007 - Sembcorp Industries Ltd (Sembcorp) wishes to announce that Sembcorp Gas, a subsidiary of its wholly owned Sembcorp Utilities, has executed a Heads of Agreement with Premier Oil Indonesia on November 16, 2007, for the importation of 90 billion British thermal units (BBtu) per day of natural gas at plateau from Premier-operated Natuna Sea Block A Offshore Indonesia. Premier will be providing gas initially from the Gajah Baru discovery, with subsequent gas supply most likely from subsea developments at Naga and Iguana. This is to augment the 341 BBtu per day which Sembcorp Gas contracted for in 1999 supplied by the West Natuna Group of which Premier Oil is a member.

The gas is primarily intended to be utilised by Sembcorp Utilities for process use and production of steam to meet growing demand in the Jurong Island petrochemical complex. Some quantity of gas is also expected to be consumed by industrial and chemical customers. The gas will be piped from the West Natuna Sea through the existing West Natuna Transportation System pipeline to Sembcorp's Receiving Terminal located at Sakra, Jurong Island.

The parties have been in discussion since 2004 and a fully termed Gas Sales Agreement is expected to be concluded by the first quarter of 2008 for delivery of gas to commence in 2010.

The Heads of Agreement is not expected to have a material impact on Sembcorp's earnings per share and net tangible asset per share for the financial year ending December 31, 2007.

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